SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

        On August 27, 2003, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Michah Ronen —————————————— Michah Ronen Chief Financial Officer

Dated: August 27, 2003

Cimatron Limited 11 Gush-Etzion St. Givat Shmuel 54030, Israel Tel. (972)3-531-2121 Fax (972)3-531-2192

FOR IMMEDIATE RELEASE

CIMATRON APPOINTS NEW PRESIDENT
& CHIEF EXECUTIVE OFFICER

Givat Shmuel, ISRAEL, August 27, 2003 – Cimatron Ltd. (NASDAQ: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, has appointed Zvika Naggan, 45, as the new President and Chief Executive Officer of the company, effective today.

Naggan was employed by Evergreen, an Israel-based venture capital firm, where he was CEO in Residence. He previously held the position of Vice President & General Manager of the Intelligent Networks Division of Comverse (NASDAQ: CMVT), the world’s leading provider of software and systems for multimedia-enhanced communications services. This post followed a successful period as Chief Information Officer, Vice President Customer Support, and other senior management positions at Comverse. Naggan brings to Cimatron a proven track record in business development, management and international sales. He holds a B.Sc. in Industrial Engineering from the Technion — Israel Institute of Technology, and an MBA from Tel Aviv University.

Announcing the appointment, Cimatron’s Chairman of the Board, Rimon Ben Shaoul said, “We are extremely pleased to have added Zvika Naggan to Cimatron’s management team. We believe that his professional experience will be an important contribution to the company.”

Cimatron Limited 11 Gush-Etzion St. Givat Shmuel 54030, Israel Tel. (972)3-531-2121 Fax (972)3-531-2192

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 15,000 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

   Company Contact
   Micha Ronen, CFO
   Cimatron Ltd.
   972-3-531-2121
   michar@cimatron.com